UNITED STATES

OMB APPROVAL

SECURITIES AND EXCHANGE COMMISSION

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SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No.2 )*

JARDINE FLEMING CHINA REGIONAL FUND

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

471110106

(CUSIP Number)

June 25, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:



Rule 13d-1(b)



Rule 13d-1(c) X



Rule 13d-1(d)

_____________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP NO. 471110106


PAGE 2 of 9 PAGES


1.
NAMES OF REPORTING PERSONS

IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Carrousel Fund Ltd.

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)
(a)  (b) X

3.
SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION
	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

5.
SOLE VOTING POWER
0


6.
SHARED VOTING POWER
	21,249


7.
SOLE DISPOSITIVE POWER
	0


8.
SHARED DISPOSITIVE POWER
	21,249

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	21,249

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	0.5%

12.
TYPE OF REPORTING PERSON (See Instructions)
	CO; IV*


CUSIP NO. 471110106



PAGE 3 of 9 PAGES


1.
NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Carrousel Capital Ltd.

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)
(a)  (b) X

3.
SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION
	United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

5.
SOLE VOTING POWER
	0


6.
SHARED VOTING POWER
	21,249


7.
SOLE DISPOSITIVE POWER
	0


8.
SHARED DISPOSITIVE POWER
	21,249

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	21,249

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES       (See Instructions)


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	0.5%

12.
TYPE OF REPORTING PERSON (See Instructions)
	CO: IA*


CUSIP NO. 471110106


PAGE 4 of 9 PAGES


1.
NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Bruno Sangle-Ferriere

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)
(a)  (b) X

3.
SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION
	France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.
SOLE VOTING POWER
	0


6.
SHARED VOTING POWER
	21,249


7.
SOLE DISPOSITIVE POWER
	0


8.
SHARED DISPOSITIVE POWER
	21,249

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	21,249

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)



11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	0.5%

12.
TYPE OF REPORTING PERSON (See Instructions)
	IN


________________________

* not registered under the Investment Advisors Act of 1940.

Item 1.
(a)
Name of Issuer:
Jardine Fleming China Regional Fund


(b)
Address of Issuer's Principal Executive Offices:
Jardine Fleming Management
100 East Pratt Street
Baltimore, MD 21202

Item 2.
(a)
Name of Person(s) Filing:
This Amendment Number 2 to Statement on Schedule 13G is being filed jointly by
(i) Carrousel Fund Ltd., a Cayman Islands company;
(ii) Carrousel Capital Ltd., a United Kingdom corporation; and
(iii) Bruno Sangle-Ferriere, a French citizen deemed to have a controlling interest in Carrousel Capital Ltd. (each a "Reporting Person" and collectively, the "Reporting Persons"). This Amendment Number 2 amends and supplements the Statement on Schedule 13G filed by Carrousel Capital Ltd. relating to the event date of April 8, 2003.
Carrousel Capital Ltd. is the investment manager of Carrousel Fund Ltd.

(b)
Address of Principal Business Office or, if none, Residence:

Carrousel Fund Ltd., Walker House, P.O. Box 265 GT, Mary Street, Gerse Town,
 Grand Cayman Cayman Islands

Carrousel Capital Ltd., 3A Harrington Road, London, SW7 3ES, United Kingdom

Bruno Sangle-Ferriere, 3A Harrington Road, London SW 7 3ES, United Kingdom

(c)
Citizenship:
Carrousel Fund Ltd. ,  Cayman Islands
Carrousel Capital Ltd., United Kingdom
Bruno Sangle-Ferriere, France



(d)
Title of Class of Securities:
Ordinary Shares






(e) CUSIP Number: 471110106



Item 3.
If this statement is filed pursuant to parag.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

Broker or dealer registered under Section 15 of the Act.

(b)

Bank as defined in Section 3(a)(6) of the Act.

(c)

Insurance company as defined in Section 3(a)(19) of the Act.

(d)

Investment company registered under Section 8 of the Investment
 Company Act of 1940.

(e)

An investment adviser in accordance with parag.240.13d-1(b)(1)(ii)(E).

(f)

An employee benefit plan or endowment fund in accordance with parag.240.13d-1(b)(1)(ii)(F).

(g)

A parent holding company or control person in accordance with parag.240.13d-1(b)(1)(ii)(G).

(h)

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)

A church plan that is excluded from the definition of
 an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)

Group, in accordance with parag240.13d-1(b)(1)(ii)(J).



Item 4.
Ownership as to each Reporting Person.

(a)
Amount beneficially owned:   21,249 .

(b)
Percent of class:   0.5%  .

(c)
Number of shares as to which the person has:



(i)
Sole power to vote or to direct the vote   NIL  .


(ii)
Shared power to vote or to direct the vote   21,249 .

(iii)
Sole power to dispose or to direct the disposition of   NIL


(iv)
Shared power to dispose or to direct the disposition of   21,249



Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being
filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,check the following.



Item 6.

Ownership of More than Five Percent on Behalf of Another Person.


Not applicable.



Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.


Not applicable.



Item 8.

Identification and Classification of Members of the Group.


See Item 2.

Item 9.

Notice of Dissolution of Group.


Not applicable.



Item 10.
Certification.



By signing below I certify that, to the best of my knowledge and behalf, the securities referred to above were not acquired and were not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in this statement is true, complete and correct.

	June 25, 2003
      (Date)


CARROUSEL FUND LTD.



By: ________________________
	Name:  Bruno Sangle-Ferriere
	Title:	Attorney In Fact


      _________________________
      Bruno Sangle-Ferriere

CARROUSEL CAPITAL LTD.



By:_________________________
	Name: Bruno Sangle-Ferriere
	Title:   Director


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however,that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See p.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13G, including amendments thereto, with respect to the ordinary shares of Jardine Fleming China Regional Fund, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.

	June 25, 2003
      (Date)

CARROUSEL FUND LTD.



By: ____________________________
	Name:  Bruno Sangle-Ferriere
	Title:	Attorney In Fact


      _________________________
      Bruno Sangle-Ferriere

CARROUSEL CAPITAL LTD.



By: _______________________
	Name: Bruno Sangle-Ferriere
Title:   Director






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PAGE 9 of 9 PAGES